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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 2 2005
PROCESSING

SEC FILE NUMBER
8- 29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANACIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro, New Jersey 08046-1825
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan, PA
(Name – *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Isackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horizons Financial Investment Corp., as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2005
WASH, D.C.
213
SECTION

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

◊

A Peer Reviewed Member of the American Institute of Certified Public Accountants

◊

A Member of the New Jersey Society Of Certified Public Accountants

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2004

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)
◊
A Peer Reviewed Member of the American Institute of Certified Public Accountants
◊
A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corporation as of December 31, 2004, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2004 and the results of its activity and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Harrison, Mauro & Morgan, PA

Harrison, Mauro & Morgan, P.A.

February 4, 2005

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
CURRENT ASSETS:		
Cash	$	3,727
Cash, Restricted SDL		10,000
Investments		7,400
TOTAL CURRENT ASSETS		21,127
FIXED ASSETS:		
Computer		2,833
Accumulated Depreciation		(1,984)
		849
TOTAL ASSETS	$	21,976
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Income Taxes Payable	$	500
Amount Due Officer		2,139
Interest Payable		166
SDL Collateral Payable		10,000
TOTAL CURRENT LIABILITIES		12,805
STOCKHOLDERS' EQUITY:		
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000
Retained Earnings		7,171
TOTAL STOCKHOLDERS' EQUITY		9,171
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	21,976

See Notes to Financial Statements.


CPA


H A R R I S O N
M A U R O
M O R G A N

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commission Income	$ 58,318
Management fee	2,000
Interest and dividends	122
	60,440
EXPENSES	
Advertising	216
Computer Expenses	6,455
Fees, registrations, etc.	1,660
Insurance	1,799
Interest	1,000
Depreciation Expense	567
Dues and Subscriptions	1,135
Office Supplies and Expenses	2,045
Operating Supplies and Expenses	1,280
Postage	349
Professional Fees	3,260
Rent	21,000
Repairs and Maintenance	2,970
Telephone	2,805
Training, Seminars, etc.	5,540
Utilities	4,944
TOTAL OPERATING EXPENSES	57,025
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	3,415
LOSS ON INVESTMENTS	(2,800)
INCOME BEFORE INCOME TAXES	615
PROVISION FOR INCOME TAXES	550
NET INCOME	$ 65.00
BASIC EARNINGS PER SHARE	0.03

See Notes to Financial Statements.


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Total
Balance at beginning of year	2,000	7,106	9,106
Net Income - 2004	-	65	65
Balance at end of December 31, 2004	$ 2,000	$ 7,171	$ 9,171

See Notes to Financial Statements.


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	65
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		567
(Increase) Decrease in operating assets:		
Accounts Receivable		1,790
Increase (Decrease) in operating liabilities:		
Due to Officer		(3,111)
Accrued Interest Payable		(834)
NET CASH (USED IN) OPERATING ACTIVITIES		(1,523)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loss in investments		2,800
NET CASH FLOW FROM INVESTING ACTIVITIES		2,800
NET INCREASE IN CASH		1,277
CASH AT BEGINNING OF YEAR		2,450
CASH AT END OF YEAR	$	3,727
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$	1,833
Income Taxes Paid	$	550

See Notes to Financial Statements.


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of the N.A.S.D. and S.I.P.C.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $21,000 was paid in 2004. Lease payments for computer equipment were paid in the amount of $3,750 during the year.

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the Company had net capital of $ 10,891. The Company's net capital ratio was .26 to 1 for December 31, 2004.

Note E- INCOME TAXES

The current portion of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income taxes, for the year ended December 31, 2004 is as follows:

State tax expense	$550

As of December 31, 2004, the company has accumulated a federal net operating loss carryover of approximately $2,175 expiring in December 31, 2023.


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

	December 31, 2004		
	Cost	Market Value	Realized Loss On Investment
Marketable securities	$ 7,400	$ 7,400	$ 2,800
Total	$ 7,400	$ 7,400	$ 2,800


CPA